UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The New York Times Company (the “Issuer”)
(Name of Issuer)
Class A Common Stock, par value $0.10 per share (“Class A Common Shares”)
(Title of Class of Securities)

650111107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI (each as defined herein), which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1 Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1 Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________________________
1 Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________________________
1 Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1 Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1 Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,853,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,853,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,853,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1 Includes 7,950,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria, which are exercisable at $6.3572 per Class A Common Share.

CUSIP No. 650111107	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Grupo Financiero Inbursa, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,950,000 Class A Common Shares (see Item 4(c))1
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,950,000 Class A Common Shares (see Item 4(c))1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,950,000 Class A Common Shares (see Item 4(a))1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the Class A Common Shares (see Item 4(b))1
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________
1 Includes 7,950,000 Class A Common Shares issuable upon exercise of the Warrants held by GFI, which are exercisable at $6.3572 per Class A Common Share.

Item 1.

(a)	Name of Issuer: The New York Times Company (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 620 Eighth Avenue New York, NY 10018
Item 2.

(a)
Name of Persons Filing:
This statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen.  The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V (“Inmobiliaria”) and a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”).

(2)

Inmobiliaria, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

(3)

GFI, a sociedad anónima bursátil de capital variable organized under the laws of Mexico, is a financial services holding company.  GFI owns the majority of the outstanding voting equity securities of several financial institutions organized in México, including a broker-dealer, a bank, an insurance company and a surety bonding company.  Class A Common Shares reported as beneficially owned by GFI include the Warrants (as defined herein) owned by its subsidiary Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa.

(b)
Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:
Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 México, D.F.
México

(ii) Each of Inmobiliaria and GFI’s principal business address is:
Lago Zurich 245
Presa Falcon, Piso 20
Granada Ampliación
11529 México D.F.
México

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen and each of Inmobiliaria and GFI is a Mexican corporation.

(d)	Title of Class of Securities: Class A Common Stock, par value $0.10 per share (“Class A Common Shares”)

(e)	CUSIP Number: 650111107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)
Amount Beneficially Owned:
As of the date of this filing, (i) Inmobiliaria, directly or indirectly, owns 11,903,000 Class A Common Shares, and (ii) the Slim Family, which owns all of the issued and outstanding voting equity securities of Inmobiliaria, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned, directly or indirectly, by Inmobiliaria.

As of the date of this filing, each of Inmobiliaria and GFI owns, directly or indirectly, warrants to purchase 7,950,000 Class A Common Shares, exercisable at $6.3572 per Class A Common Share (the “Warrants”).  The Warrants may be exercised at any time prior to January15, 2015.  Pursuant to Rule 13d-3(d)(1)(i) of the Act, because, in each case, 7,950,000 Class A Common Shares may be obtained and beneficially owned upon exercise of the Warrants, 7,950,000 Class A Common Shares are deemed to be beneficially owned by each of Inmobiliaria and GFI.  Because the members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inmobiliaria and a majority of the outstanding voting equity securities of GFI, the Slim Family may be deemed to beneficially own indirectly the Warrants and the Class A Common Shares that may be obtained and beneficially owned by Inmobiliaria and GFI upon exercise of the Warrants.

(b)
Percent of Class:
The Class A Common Shares beneficially owned by the Slim Family constitute approximately 17.1% of the sum of (i) the 146,626,388 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2011, and (ii) the 15,900,000 Class A Common Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act because such shares may be obtained and beneficially owned upon exercise of the Warrants by Inmobiliaria and GFI.

The Class A Common Shares beneficially owned by Inmobiliaria constitute approximately 12.8% of the sum of (i) the 146,626,388 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2011, and (ii) the 7,950,000 Class A Common Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act because such shares may be obtained and beneficially owned upon exercise of the Warrants by Inmobiliaria.  Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Class A Common Shares assumes that GFI does not exercise its Warrants within 60 days.

The Class A Common Shares beneficially owned by GFI constitute approximately 5.1% of the sum of (i) the 146,626,388 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2011, and (ii) the 7,950,000 Class A Common Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act because such shares may be obtained and beneficially owned upon exercise of the Warrants by GFI.  Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Class A Common Shares assumes that Inmobiliaria does not exercise its Warrants within 60 days.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the of of: -0-

(ii) Shared power to vote or to direct the vote: As to the Slim Family: 27,803,000 Class A Common Shares1 As to Inmobiliaria: 19,853,000 Class A Common Shares2 As to GFI: 7,950,000 Class A Common Shares3

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv)
Shared power to dispose or direct the disposition of:

As to the Slim Family: 27,803,000 Class A Common Shares1
As to Inmobiliaria:  19,853,000 Class A Common Shares2
As to GFI:  7,950,000 Class A Common Shares3

 (1)  Includes 15,900,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria and GFI
(2)  Includes 7,950,000 Class A Common Shares issuable upon exercise of the Warrants held by Inmobiliaria.
(3)  Includes 7,950,000 Class A Common Shares issuable upon exercise of the Warrants held by GFI.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Powers of Attorney for the members of the Slim Family and Inmobiliaria, which are filed as exhibits to the Form 4 filed by the Reporting Persons with the U.S. Securities Exchange Commission on January 2, 2009 in respect of their ownership of equity shares in Bronco Drilling Company, Inc., and the Power of Attorney for GFI and the Joint Filing Agreement among the members of the Slim Family, Inmobiliaria, and GFI, each of which are filed as exhibits to the 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on January 22, 2009 in respect of their ownership of Class A Common Shares of the Issuer, are hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú _____________________________________

Carlos Slim Domit _____________________________________	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
Marco Antonio Slim Domit _____________________________________	Attorney-in-Fact February 13, 2012

Patrick Slim Domit _____________________________________

María Soumaya Slim Domit _____________________________________

Vanessa Paola Slim Domit _____________________________________

Johanna Monique Slim Domit _____________________________________

INMOBILIARIA CARSO, S.A. DE C.V.
_____________________________________
By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B DE C.V.
_____________________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact